Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Audit Committee
Prologis 401(k) Savings Plan and Prologis, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-178955) of Prologis, Inc. of our report dated June 5, 2015, with respect to the statements of net assets available for benefits of the Prologis 401(k) Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended and the supplemental Schedule H,    Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 Annual Report on Form 11-K of the Prologis 401(k) Savings Plan.

KPMG LLP

Denver, Colorado
June 5, 2015